# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: IGM Biosciences, Inc., CIK 0001496323
CUSIP: 449585108
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 325 E MIDDLEFIELD ROAD, MOUNTAIN VIEW, California (CA), 94043
Date of event which requires filing of this statement: 08/14/2025
Filed by CIK 0001788357
Persons authorized to receive notices and communications: Topsoe Holding A/S, Haldor Topsoes Alle 1 DK, Kgs. Lyngby, Denmark (G7), 2800, 45 4527 2000

## Reporting persons
- Topsoe Holding A/S (CIK 0001788357): type of reporting person: other (OO); citizenship or place of organization: Denmark (G7); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Jakob Haldor Topsoe: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Christina Teng Topsoe: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Anne Haugwitz-Hardenberg-Reventlow: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Emil Oigaard: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Thomas Schleicher: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Birgitte Nielsen: type of reporting person: individual (IN); citizenship or place of organization: Denmark (G7); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: IGM Biosciences, Inc.
Address of issuer's principal executive offices: 325 E MIDDLEFIELD ROAD, MOUNTAIN VIEW, California (CA), 94043
Comment:
AMENDMENT NO. 3 TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D amends and supplements the information provided in the previously filed Statement on Schedule 13D filed with the Securities and Exchange Commission on July 19, 2023, as amended to date (the "Schedule 13D"), jointly on behalf of Topsoe Holding A/S (formerly Haldor Topsoe Holding A/S) ("Topsoe Holding"), Jakob Haldor Topsoe, Christina Teng Topsoe, Anne Haugwitz-Hardenberg-Reventlow, Emil Oigaard, Thomas Schleicher and Birgitte Nielsen (each a "Reporting Person" and collectively, the "Reporting Persons").

Except as supplemented herein, such statements, as heretofore amended and supplemented, remain unchanged in all material respects and in full force and effect. Capitalized terms used but not defined herein have the meaning ascribed to such term in the Schedule 13D, as amended.

Responses to each item of this Amendment No. 3 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

## Item 2. Identity and Background
Name of person filing:
Item 2 of Schedule 13D is hereby amended and supplemented as follows:

(a), (b), (c) and (f)

This Statement is being filed jointly on behalf of Topsoe Holding, a Danish stock-based corporation whose principal business, through its subsidiary operating companies, is catalysis and chemical processing, Jakob Haldor Topsoe, Christina Teng Topsoe, Anne Haugwitz-Hardenberg-Reventlow, Emil Oigaard, Thomas Schleicher and Birgitte Nielsen. The business address and principal office of each Reporting Person is Haldor Topsoes Alle, 1 DK-2800, Kgs. Lyngby, Denmark.

Attached as Annex 1 is a chart setting forth, with respect to each executive officer and director of the Topsoe Holding, his or her name, residence or business address, present principal occupation or employment (along with the name, principal business and address of any corporation or other organization in which such employment is conducted) and citizenship, in each case as of the date hereof.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended and supplemented as follows:

On July 1, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Concentra Biosciences, LLC, a Delaware limited liability company ("Concentra"), and Concentra Merger Sub V, Inc., a Delaware corporation and a wholly owned subsidiary of Concentra ("Merger Sub"). The Merger Agreement provides for, among other things: (i) the acquisition of all of the Issuer's outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), by Concentra through a cash tender offer (the "Offer"), for a price per share of the Common Stock of (A) $1.247 in cash (the "Cash Amount"), subject to applicable tax withholding and without interest; plus (B) one contingent value right (a "CVR") (such amount being the "CVR Amount" and the Cash Amount plus the CVR Amount, collectively being the "Offer Price") and (ii) the merger of Merger Sub with and into the Issuer (the "Merger") with the Issuer surviving the Merger.

The foregoing description of the Merger Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the "SEC") on July 1, 2025.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

Item 5 of Schedule 13D is hereby amended and supplemented as follows:

The Reporting Persons do not beneficially own any shares of common stock.
Number of shares as to which each person has sole or shared power to vote or dispose: Regarding the number of shares as to which such person has: (i) sole power to vote or to direct the vote: See line 7 of cover sheets (ii) shared power to vote or to direct the vote: See line 8 of cover sheets (iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets (iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth in Item 4 above, none of the Reporting Persons has effected any transactions in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer's common stock as of August 14, 2025.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3, 4 and 5 of this Statement is incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit
Number Description

Exhibit 99.1 Joint Filing Agreement, dated as of August 18, 2025, between Topsoe Holding A/S, Jakob Haldor Topsoe, Christina Teng Topsoe, Anne Haugwitz-Hardenberg-Reventlow Emil Oigaard.

## Signatures
- Topsoe Holding A/S: By: /s/ Henrik Gaarn Bak, Henrik Gaarn Bak, Managing Director (08/18/2025)
- Jakob Haldor Topsoe: /s/ Jakob Haldor Topsoe, Jakob Haldor Topsoe (08/18/2025)
- Christina Teng Topsoe: /s/ Christina Teng Topsoe, Christina Teng Topsoe (08/18/2025)
- Anne Haugwitz-Hardenberg-Reventlow: /s/ Anne Haugwitz-Hardenberg-Reventlow, Anne Haugwitz-Hardenberg-Reventlow (08/18/2025)
- Emil Oigaard: /s/ Emil Oigaard, Emil Oigaard (08/18/2025)
- Thomas Schleicher: /s/ Thomas Schleicher, Thomas Schleicher (08/18/2025)
- Birgitte Nielsen: /s/ Birgitte Nielsen, Birgitte Nielsen (08/18/2025)